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Free Writing Prospectus Dated March 27, 2006	Filed pursuant to Rule 433 Registration Statement No. 333- 132503

Omega Navigation Enterprises, Inc.

12,000,000 Shares
Class A Common Stock

This free writing prospectus relates only to the securities described above and should be read together with the preliminary prospectus, dated March 16, 2006, relating to these securities.

        Omega Navigation Enterprises, Inc., or the Company, has entered into an 11 to 14 month time charter with Korea Line Corporation for the Ekavi I, one of two dry bulk carriers comprising the Company's initial fleet. The Charter is scheduled to commence on or around April 1, 2006 at a daily time charter hire rate of $17,000 per day.

        The Charter of the Ekavi I to Korea Line Corporation will be in place of a charter for that vessel that the Company had an option to enter into with Hamburg Bulk Carriers GmbH & Co KG on or around April 7, 2006 at a daily time charter hire rate of $15,500 and which is disclosed in the Company's preliminary prospectus dated March 16, 2006.

        The charter of the Ekavi I as described above has resulted in a change to the Company's forecasted cash available for dividends, reserves and extraordinary expenses set forth in the preliminary prospectus.

        All of the information set forth below is for illustrative purposes only. Our underlying assumptions may prove to be incorrect. Actual results will almost certainly differ, and the variations may be material. We may have materially lower revenues, set aside substantial reserves or incur a material amount of extraordinary expenses. You should not assume or conclude that we will pay any dividends in any period. The forecasted cash available for dividends, reserves and extraordinary expenses set forth herein is subject to additional assumptions and conditions set forth in the preliminary prospectus relating to these securities. While our policy will be to pay dividends quarterly, we have no obligation to do so and our policy may change.

Forecasted Cash Amount Available For Dividends, Reserves And Extraordinary
Expenses During Our First Full Operating Year

First Full Operating Year
(in thousands of dollars)
Revenue
Time charter revenue (net of commissions)(1)	$65,201
Forecast Cash Expenses
Forecast vessel management fees and other operating expenses	$13,056
Forecast interest expense and commitment fees payable to lenders	13,549
Forecast directors' and officers' fees, salaries and insurance	1,497
Forecast other general administrative expenses	703
Forecast total cash expenses	$28,805
Forecasted Available Cash(2)	$36,396
Forecasted Available Cash per share of outstanding Class A Common Stock	$3.03

(1)
This amount does not include any revenue from the profit sharing provisions of four of our vessels' charters.

(2)
We cannot assure you that we will have available cash in the amounts presented above, or at all.

Omega Navigation Enterprises, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, toll-free 1-888-533-3374.

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Omega Navigation Enterprises, Inc. 12,000,000 Shares Class A Common Stock
Forecasted Cash Amount Available For Dividends, Reserves And Extraordinary Expenses During Our First Full Operating Year